Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

June 30, 2016	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Cellectar Biosciences, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (No. 333-196091)

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware Corporation (the “Company”) with respect to the Company’s filing of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (No 333-196091). The Registration Statement was declared effective on August 14, 2014 and related to an underwritten offering of shares of its common stock and warrants to purchase shares of common stock. The Post-Effective Amendment No. 1 relates to the issuance of common stock upon exercise of said warrants.

In addition, the Post-Effective Amendment constitutes, pursuant to Rule 429, a second Post-Effective Amendment to the Company’s Registration Statements on Form S-1 No. 333-175284, No. 333-180631 and No. 333-185053, which were filed in July, 2011, April, 2012 and November 2012, respectively.

The Prospectus included in Post-Effective Amendment No. 1 also related to the issuance of common stock upon the exercise of warrants issued in the registered prior offerings.

Please be advised that the email address of the Company’s CEO, James Caruso is jcaruso@cellectar.com. My email address is pbork@foleyhoag.com.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

United States Securities and Exchange Commission

June 30, 2016

Should the Staff have any comments or questions, please direct them to me at 617-832-1113 or in my absence to Gabrielle Bernstein, Esq. at 617-832-1161.

Very truly yours,

/s/ Paul Bork

Paul Bork

PB:lmr

cc: Mr. James Caruso